FORM N-8F
   [As last amended in Release No. IC-23786, effective June 1, 1999, 64 F.R.
                                    19469.]

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [ ]  Merger

      [ X ]Liquidation

      [ ]  Abandonment of Registration

           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]  Election of status as a Business Development Company

           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: DARUMA MID-CAP VALUE FUND (the "Fund"), sole series of The Daruma Funds, Inc.

3.    Securities and Exchange Commission File No.:  811-07621
                                                        -----

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

      [ X ]Initial Application [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

           60 East 42nd Street, Suite 1111
           New York, New York  10165

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Robert K. Fulton, Esq.
           Stradley, Ronon, Stevens & Young, LLP
           2600 One Commerce Square
           Philadelphia, Pennsylvania  19103-7098
           (215) 564-8042

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           Certain accounts, books and other documents required to be maintained by the Fund pursuant to Section 31(a) of the Investment Company Act and the rules thereunder are located at (1) the Fund's office, 60 East 42nd Street, Suite 1111, New York, NY 10165, telephone number
           (212) 687-1233; (2) the Fund's transfer agent, American Data Services, Inc., 150 Metor Parkway, Suite 109, Hauppague, NY 11788, telephone number (631) 951-0100; and (3) the Fund's custodian, Firstar Bank, NA, 425 Walnut Street, Cincinnati, OH 45202-1118, telephone number (513) 632-4742.

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

           [ X ]Management company;

           [ ] Unit investment trust; or

           [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

           [ X ]  Open-end     [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

           Incorporated under the laws of Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           Daruma Asset Management, Inc.
           60 East 42nd Street, Suite 1111
           New York, New York  10165
           (212) 687-1233

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

           Not Applicable

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)  Depositor's name(s) and address(es):

      (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

           [ ]  Yes       [ X ]  No

      If Yes, for each UIT state:

           Name(s):

           File No.: 811-______

           Business Address:

15.   (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [ X ]  Yes     [ ]  No

           If Yes, state the date on which the board vote took place:  May 15,
           2000

           If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [ X ]  Yes     [ ]  No

           If Yes, state the date on which the shareholder vote took place:
           June 23, 2000

           If No, explain:

II.   Distributions to Shareholders

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [ X ]  Yes     [ ]  No

           All shares of the Fund were liquidated at the Fund's NAV on June 29, 2000 and the proceeds mailed to shareholders on June 30, 2000.

      (a) If Yes, list the date(s) on which the fund made those distributions: June 30, 2000

      (b)  Were the distributions made on the basis of net assets?

           [ X ]  Yes     [ ]  No

      (c)  Were the distributions made pro rata based on share ownership?

           [ X ]  Yes     [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)  Liquidations only:  Not Applicable

           Were any distributions to shareholders made in kind?

           [ ]  Yes            [ X ]  No

           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:   Not Applicable

      Has the fund issued senior securities?

           [ ]  Yes            [ ]  No

      If  yes,   describe   the  method  of   calculating   payments  to  senior
      securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

           [ X ]  Yes     [ ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)  Describe the relationship of each remaining shareholder to the fund:
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

           [ ]  Yes       [ X ]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above.)

           [ ]  Yes       [ X ]  No

      If Yes,

      (a) Describe the type and amount of each assets retained by the fund as of the date this form is filed:

      (b)  Why has the fund retained the remaining assets?

      (c)  Will the remaining assets be invested in securities?

           [ ]  Yes       [ ]  No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

           [ ]  Yes       [ X ]  No

      If Yes,

      (a)  Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request for Deregistration

22.   (a)  List the expenses incurred in connection with the Merger or
           Liquidation:

           (i)  Legal expenses:  $10,000.00

           (ii) Accounting expenses:  $4,500.00

           (iii)Other expenses (list and identify separately):  - 0 -

           (iv) Total expenses (sum of lines (i)-(iii) above):  $14,500.00

      (b)  How were those expenses allocated?

           The expenses will be paid by the Fund's Advisor, Daruma Asset Management, Inc.

      (c)  Who paid those expenses?

           The Fund's Advisor--Daruma Asset Management, Inc.

      (d)  How did the fund pay for unamortized expenses (if any)?

           There were none at the time of liquidation.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

           [ ]  Yes       [ X ]  No

      If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

           [ ]  Yes       [ X ]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [ ]  Yes       [ X ]  No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)  State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION
           The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Daruma Mid-Cap Value Fund, the sole series of The Daruma Funds, Inc.; (ii) that or she is the President of Daruma Mid-Cap Value Fund; and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

           The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.




//s// Mariko O. Gordon

President


Dated:  July 3, 2000